File No. 69-00443


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                          CATALYST VIDALIA CORPORATION
                          ----------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 1,098,826,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (B)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (D) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.


                                       CATALYST VIDALIA CORPORATION
                                       ----------------------------
                                            (Name of claimant)



                                By           /s/ Jack R. Sauer
                                   ---------------------------------------------
                                               Jack R. Sauer
                                          Executive Vice President

CORPORATE SEAL

Attest:

          /s/ Christine Sauer
-----------------------------------------
            Christine Sauer
             Office Manager


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


        Jack R. Sauer           Executive Vice President
--------------------------------------------------------
           (Name)                        (Title)


                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   Edison, NJ 08820
--------------------------------------------------------
                       (Address)


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A

                          CATALYST VIDALIA CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is the ownership of a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership (the "Partnership"), a Louisiana limited partnership in commendam. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant is the sole general partner of the Partnership. The Claimant owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

     The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services Inc.'s existing substation, just west of Vidalia.

     In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A

                          CATALYST VIDALIA CORPORATION

                                   FORM U-3A-2

                               INDEX TO EXHIBIT A





Exhibit A1 -    Catalyst Old River Hydroelectric Limited Partnership audited
                2004 financial statements

Exhibit A2 -    Catalyst Vidalia Corporation unaudited 2004 financial statements

FINANCIAL STATEMENTS

Catalyst Old River Hydroelectric
Limited Partnership

December 31, 2004 and 2003
with Report of Independent Auditors

              Catalyst Old River Hydroelectric Limited Partnership

                              Financial Statements

                           December 31, 2004 and 2003




                                    Contents

Report of Independent Auditors.................................................1
Balance Sheets.................................................................2
Statements of Operations.......................................................3
Statements of Cash Flows.......................................................4
Statements of Partners' Capital................................................5
Notes to Financial Statements..................................................6

                         Report of Independent Auditors


The Partners
Catalyst Old River Hydroelectric Limited Partnership


We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 2004 and 2003 and the related statements of operations, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion  on  the  effectiveness  of  the  Partnership's  internal  control  over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


                                                  [GRAPHIC OMITTED]


January 27, 2005

                    A Member Practice of Ernst & Young Global

              Catalyst Old River Hydroelectric Limited Partnership

                                 Balance Sheets

                                                                                   DECEMBER 31
                                                                             2004              2003
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
ASSETS
Current assets:
    Cash and cash equivalents                                           $          252   $           88
    Cash escrowed for current liabilities                                       17,155           15,829
    Accounts receivable                                                         15,950           10,595
    Prepaid expenses                                                               804              817
                                                                       ------------------------------------
Total current assets                                                            34,161           27,329

Plant, property and equipment, net                                             366,097          379,677
Cash held in escrow including accrued interest                                 102,325           85,227
Deferred financing costs, net                                                   17,432           18,602
Accrued levelized revenue                                                      534,853          532,687
                                                                       ------------------------------------
                                                                        $    1,054,868   $    1,043,522
                                                                       ====================================

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
    Accrued interest payable                                            $       14,197   $       14,802
    Accounts payable and other current liabilities                               4,766            6,174
                                                                       ------------------------------------
Total current liabilities                                                       18,963           20,976

Finance debt obligation                                                        815,541          812,016
Accrued levelized royalty expense                                               70,020           67,186
Accrued property taxes                                                           9,394           11,251
                                                                       ------------------------------------
Total liabilities                                                              913,918          911,429

Partners' capital                                                              140,950          132,093
                                                                       ------------------------------------
                                                                        $    1,054,868   $    1,043,522
                                                                       ====================================



SEE ACCOMPANYING NOTES

Page 9 of 27.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Operations

                                                                              YEAR ENDED DECEMBER 31
                                                                               2004            2003
                                                                         ----------------------------------
                                                                                  (IN THOUSANDS)
Revenues                                                                    $   159,363     $   137,910

Operating expenses:
   Depreciation                                                                  13,857          13,879
   Operations and maintenance                                                     5,892           5,713
   Property taxes                                                                   909           1,006
   Royalties                                                                     13,838          12,125
   General and administrative                                                     2,833           2,706
                                                                         ----------------------------------
Total operating expenses                                                         37,329          35,429
                                                                         ----------------------------------

Operating income                                                                122,034         102,481

Interest expense                                                                (85,169)        (84,646)

Investment income                                                                 3,183           3,069
                                                                         ----------------------------------

Net income                                                                  $    40,048     $    20,904
                                                                         ==================================



SEE ACCOMPANYING NOTES.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Cash Flows

                                                                              YEAR ENDED DECEMBER 31
                                                                               2004             2003
                                                                         ----------------------------------
                                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $   40,048        $   20,904
Adjustments to reconcile net income to net cash provided
    by operating activities:
       Accrued levelized revenue                                               (2,166)          (18,080)
       Depreciation                                                            13,857            13,879
       Accrued levelized royalty expense                                        2,834             4,036
       Amortization of deferred financing costs                                 1,170             1,160
       Changes in operating assets and liabilities:
          Cash held in escrow                                                 (18,424)          (22,187)
          Accounts receivable                                                  (5,355)           (2,660)
          Prepaid expenses                                                         13                (4)
          Accrued interest payable                                               (605)              292
          Accounts payable and other current liabilities                       (1,408)           (1,573)
          Finance debt obligation                                               3,525             6,514
          Accrued property taxes                                               (1,857)           (1,821)
                                                                        -----------------------------------
Net cash provided by operating activities                                      31,632               460
                                                                        -----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                             (277)             (392)
                                                                        -----------------------------------
Net cash used in investing activities                                            (277)             (392)

CASH FLOWS FROM FINANCING ACTIVITIES
Partner distributions                                                         (31,191)                -
                                                                        -----------------------------------
Net cash used in financing activities                                         (31,191)                -
                                                                        -----------------------------------

Net increase in cash and cash equivalents                                         164                68
Cash and cash equivalents at beginning of the year                                 88                20
                                                                        -----------------------------------
Cash and cash equivalents at end of the year                               $      252        $       88
                                                                        ===================================

SUPPLEMENTAL DISCLOSURE FOR CASH PAID ON INTEREST                          $   81,089        $   76,698
                                                                        ===================================

SEE ACCOMPANYING NOTES.

              Catalyst Old River Hydroelectric Limited Partnership

                         Statements of Partners' Capital

                     Years ended December 31, 2004 and 2003

                                 (IN THOUSANDS)


Balances, December 31, 2002                                      $   111,189
   Net income                                                         20,904
                                                                ----------------
Balances, December 31, 2003                                          132,093
   Net income                                                         40,048
   Less Partner distributions                                        (31,191)
                                                                ----------------
Balances, December 31, 2004                                      $   140,950
                                                                ================



SEE ACCOMPANYING NOTES.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes to Financial Statements

                                December 31, 2004


1. ORGANIZATION

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has three partners, Catalyst Vidalia Corporation ("CVC"), as the general partner having a 50% undivided ownership interest, and Dominion Capital, Inc. ("DCI") and Vidalia Holding, LLC ("VHLLC"), a sister company to CVC, as the limited partners, each having a 25% undivided ownership interest (collectively the "Partners").

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds continue to be deposited with an independent collateral agent for the purposes of providing for future lease payments. These amounts are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" and Statement of Financial Accounting Standards No. 98, "Accounting for Leases" (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE AND ROYALTY EXPENSE RECOGNITION

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 2004 and 2003 includes approximately $45.3 million and $45.1 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue on the accompanying balance sheets and

              Catalyst Old River Hydroelectric Limited Partnership

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

will accumulate until such time as the contract rate exceeds the levelized rate plus accrued interest. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (see Note 5).

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 2004 and 2003 includes approximately $5.9 million and $5.7 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense on the accompanying balance sheets and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (see Note 5).

CREDIT RISK

The Partnership's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents, cash escrowed for current liabilities, accounts receivable and cash held in escrow. The Partnership does not anticipate nonperformance by any of these counterparties.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

              Catalyst Old River Hydroelectric Limited Partnership

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH ESCROWED FOR CURRENT LIABILITIES AND CASH HELD IN ESCROW INCLUDING ACCRUED INTEREST

Included in the cash escrow accounts are investments in commercial paper of issuers that were rated in one of the two highest short-term ratings categories by Standard & Poor's Rating Group and/or Moody's Investors' Service, Inc. (the "Rating Agencies") at the time of purchase. These investments have maturities of 180 days or less when purchased and are presented on the accompanying balance sheets at their fair value which was approximately $92.6 million and $75.2 million at December 31, 2004 and 2003, respectively.

Under the terms of the sale and leaseback documents, a Partner is allowed to substitute up to 50% of the cash balances in specific lease reserve accounts with an irrevocable letter of credit issued by a financial institution that is rated in one of the two highest short-term rating categories with the Rating Agencies. As of December 31, 2004 and 2003, VHLLC has substituted irrevocable letters of credit issued by such a financial institution for $26.1 million and $25 million, respectively, of the cash balances in two of the lease reserve accounts--Reserve's A and B.

The letters of credit as of December 31, 2004, mature on May 2, 2005, and provide for interest calculated at 8% per annum. The letters of credit maturity date will be accelerated if at any time the issuer's credit rating falls below the top two short-term credit categories provided by the Rating Agencies.

At December 31, 2004 and 2003, the fair value of these letters of credit included in the cash escrow accounts in the accompanying balance sheets was $26.5 million and $25.3 million, respectively.

PLANT, PROPERTY AND EQUIPMENT

Plant,   property  and   equipment  is  carried  at  cost  net  of   accumulated
depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

              Catalyst Old River Hydroelectric Limited Partnership

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED FINANCING COSTS

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

INCOME TAXES

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

FERC REGULATION

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.

PROPERTY TAXES

In connection with the original construction of the Project, the Partnership was granted a 10 year property tax abatement which expired December 31, 2000. Since 1991 the Partnership has been accruing on a straight-line basis the estimated annual average property taxes that would be paid over the 41 year life of the Project, effectively spreading the benefit of the 10 year tax abatement over the life of the Project. Actual property taxes paid in each of 2004 and

              Catalyst Old River Hydroelectric Limited Partnership

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2003 were approximately $2.8 million. The accrued property taxes on the accompanying balance sheets represent the balance of the property taxes that were accrued during the 10 year tax abatement period.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. Significant estimates have been made by management in several areas, including the levelized revenues and royalty expense (see Notes 2 and 5). Due to uncertainties inherent in the estimation process of the hydrology study over the life of the Project, it is reasonably possible that a change in these estimates could occur in the future.

3. SALE AND LEASEBACK OF THE PROJECT

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, and there are two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.5 million to $116.0 million. During 2004 and 2003, the lease payments totaled approximately $80.1 million and $76.5 million, respectively. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation on the accompanying balance sheets increases through the year 2005 as the annual payments are less than the annual accrued interest.

              Catalyst Old River Hydroelectric Limited Partnership

3. SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the Project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to a disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on the first business day of each May (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners when there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the required lease coverage ratio and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.24 to 1 through December 31, 2004 and 1.25 to 1 thereafter. At December 31, 2004, the Project's lease coverage ratio for the specified prior periods was in excess of the required ratio of 1.24 to 1.0. However, there was a shortfall in the coverage ratio at December 31, 2003 and 2002 amounting to $15.6 million and $19.6 million, respectively, and these shortfalls will reduce any Partnership distribution in 2005 by $8.8 million.

Energy production for the six months ended April 30, 2003 was sufficient to pay the May 1, 2003 semi-annual lease payment of $41.1 million, pay the Vidalia quarterly royalty of $2.2 million and transfer $6.9 million in remaining excess cash to the Partnership's lessee account. May 1, 2003 was a Partner distribution date and since there were no outstanding Trigger Events, a distribution to the Partnership was made equal to the balance in the lessee account ($23.1 million) less the amount needed to cure the shortfall in the coverage ratio discussed earlier ($19.6 million), for a total of $3.5 million. The Partnership used these funds to partially pay accrued unpaid costs to CVC and DCI.

              Catalyst Old River Hydroelectric Limited Partnership

3. SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

Energy production for the six months ended October 31, 2003 enabled the Partnership to pay the November 3, 2003 semi annual lease payment of $35.4 million, pay the Vidalia quarterly royalty of $1.8 million and transfer $24.4 million in remaining excess cash to the Partnership's lessee account.

Energy production for the six months ended April 30, 2004 was sufficient to pay the May 3, 2004 semi-annual lease payment of $43.1 million, pay the Vidalia quarterly royalty of $2.9 million and transfer $9.7 million in remaining excess cash to the Partnership's lessee account. May 3, 2004 was a Partner distribution date and since there were no outstanding Trigger Events, a distribution to the Partnership was made equal to the balance in the lessee account ($54.2 million) less the sum of the amount needed to cure the 2003 current year shortfall in the coverage ratio ($15.6 million), and 50% of the amount by which the 2003 current year shortfall is less than the 2002 prior year shortfall in the coverage ratio ($19.6 million less $15.6 million = $4 million x 50% = $2 million) for a total reduction of $17.6 million, resulting in a net distribution of $36.6 million. The Partnership used $5.2 million of this distribution to pay the remaining outstanding accrued unpaid costs due CVC and DCI and $31.2 million was distributed to the Partners in accordance with the terms of the Partnership Agreement.

Energy production for the six months ended October 31, 2004 enabled the Partnership to pay the November 1, 2004 semi annual lease payment of $37.0 million, pay the Vidalia quarterly royalty of $2.3 million, fund a scheduled $1.6 million increase in a lease reserve account and transfer $30.0 million in remaining excess cash to the Partnership's lessee account. At December 31, 2004, the total balance in the lessee accounts was $47.9 million.

All of the cash reserves are included in cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.

              Catalyst Old River Hydroelectric Limited Partnership

3. SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

The following is a schedule of future minimum lease payments due under the above lease at December 31, 2004 (in thousands):

2005                                                         $       86,564
2006                                                                 89,052
2007                                                                 94,754
2008                                                                100,549
2009                                                                109,031
Thereafter (2010-2031)                                            1,581,823
                                                            ------------------
                                                                  2,061,773

Less portion representing interest                               (1,246,232)
                                                            ------------------
Present value of future minimum lease payments               $      815,541
                                                            ==================

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (see Note
7).

4. PLANT, PROPERTY AND EQUIPMENT

Plant, property and equipment at December 31 is summarized as follows (in thousands):

                                                         2004             2003        ESTIMATED LIFE
                                                   ---------------------------------------------------
Land and land improvements                            $    131,252   $     131,252         41 years
Power plant structure                                      257,967         257,967         41 years
Machinery, equipment, and furniture                        167,373         167,096       5-41 years
                                                   -----------------------------------
                                                           556,592         556,315
Less accumulated depreciation                             (190,495)       (176,638)
                                                   -----------------------------------
                                                      $    366,097   $     379,677
                                                   ===================================

              Catalyst Old River Hydroelectric Limited Partnership

5. POWER SALES CONTRACTS AND ROYALTY AGREEMENT

The  Project's  electrical  power  output  is sold  to  Entergy  Services,  Inc.
("Entergy"), and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission (the "LPSC"). The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 2004 and 2003, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

The Contract rates are fixed and increase incrementally. For 2004 and 2003 the rates were $.145 per Kwh and $.135 per Kwh, respectively. The rate increases incrementally to $.205 per Kwh in 2010 through 2013 and subsequently decreases to $.175 per Kwh in 2014 through 2016 and then to $.150 per Kwh in 2017 through 2031.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 7.0% of power sales for 2004 and 6.75% for 2003. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.

6. LOW WATER FLOW REVOLVING CREDIT FACILITY

The Partnership has a $24.0 million Low Flow Facility with a bank that expires on November 1, 2009. This Low Flow Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay the semi-annual lease payment. Principal and interest payments on these borrowings can only be made on the semi-annual lease payments dates. Any interest owed on an interim date is rolled into a new note due on the next semi-annual lease payment date. The Low Flow Facility bears interest at one of three options, and there is an annual commitment fee on the unused Low Flow Facility amount of 0.9%.

As of December 31, 2004 and 2003, there are no borrowings outstanding under the Low Flow Facility.

7. TAX INDEMNIFICATION PROVISIONS

The sale and leaseback documents contain various tax indemnification provisions which could subject the Project to significant financial liability. As of December 31, 2004, there are no outstanding claims under the various tax indemnification provisions.

              Catalyst Old River Hydroelectric Limited Partnership

8. RELATED PARTY TRANSACTIONS

During 2004 and 2003, CVC received approximately $5.1 million and $3.6 million, respectively, and DCI received approximately $1.0 million and $.7 million, respectively, as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. The total amounts expensed during 2004 and 2003 for the direct and indirect costs of CVC and DCI and for interest on past due amounts were approximately $2.4 million and $.4 million, respectively, for each year. As of December 31, 2004, the Partnership had a $1.5 million and $.3 million accrued liability to CVC and DCI, respectively, for unpaid costs. As of December 31, 2003, the Partnership had a $4.2 million and $.9 million accrued liability to CVC and DCI, respectively, for unpaid costs.

As discussed in Note 2, during 2004 and 2003 VHLLC substituted letters of credit for $26.1 million and $25.0 million, respectively, of the cash escrow reserves held by the Partnership. The letters of credit outstanding as of December 31, 2004, mature on May 2, 2005 and pay interest to the Partnership at 8%.

During December 2003, Louisiana Hydro Electric Capital Corporation ("LHECC"), a wholly-owned subsidiary of DCI, sold its' 9.93% undivided interest in the Project to an unrelated third party. LHECC purchased this interest in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in Note 1.

                                                                      EXHIBIT A2


                          CATALYST VIDALIA CORPORATION

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                     ASSETS

                                                                                December 31,              December 31,
                                                                                    2003                        2004
                                                                            --------------------        --------------------
Cash and cash equivalents                                                   $              2,290        $              1,051
Investment in CORHLP                                                                      60,200                      64,629
Management fee and interest receivable - CORHLP                                            4,207                       1,476
Other assets                                                                                   1                          12
                                                                            --------------------        --------------------
             Total assets                                                   $             66,698        $             67,168
                                                                            ====================        ====================


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
        Intercompany payable to TCG                                         $              1,455        $                  -
        Management fee payable to GLP                                                        780                           -
        Due to affiliates under tax sharing agreement                                      8,125                       4,239
                                                                            --------------------        --------------------
             Total liabilities                                                            10,360                       4,239
                                                                            --------------------        --------------------

Stockholder's equity:
        Common stock                                                                           -                           -
        Additional paid-in capital                                                             -                           -
        Retained earnings                                                                 56,338                      62,929
                                                                            --------------------        --------------------
             Total stockholder's equity                                                   56,338                      62,929
                                                                            --------------------        --------------------
             Total liabilities and stockholders equity                      $             66,698        $             67,168
                                                                            ====================        ====================

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                         Year Ended
                                                        December 31,
                                            -----------------------------------
                                                  2003                 2004
                                            --------------       --------------

Revenues:
       Equity interest in operating
            results of CORHLP               $       10,452       $       20,024
       Management fee from CORHLP                    2,226                2,320
       Interest income                                 151                   61
                                            --------------       --------------
                                                    12,829               22,405
                                            --------------       --------------

Expenses:
       General and administrative                        8                    4
       Management fees                                 750                  750
                                            --------------       --------------
                                                       758                  754
                                            --------------       --------------

Pre tax income                                      12,071               21,651

Tax provision                                       (2,866)              (6,560)
                                            --------------       --------------

Net income                                  $        9,205       $       15,091
                                            ==============       ==============

                                                                      EXHIBIT A2


                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                                                  Year Ended
                                                                                  December 31,
                                                                   ------------------------------------------
                                                                          2003                     2004
                                                                   -----------------       ------------------
Cash flows provided by (used in) all activities:
   Net income                                                      $           9,205       $           15,091
   Adjustments to reconcile net income  to net
    cash provided by (used  in) all activities:
       Intercompany tax sharing                                                2,028                   (3,886)
       Partner distribution from CORHLP                                            -                   15,595
       Dividend to CVHC                                                            -                   (8,500)
       Equity interest in operating results of CORHLP                        (10,452)                 (20,024)
       Changes in assets and liabilities:
           Management fee receivable from CORHLP                               1,196                    2,731
           Management fee payable to GLP                                         390                     (780)
           Intercompany payable to TCG                                        (1,000)                  (1,455)
           Other assets and liabilities, net                                       -                      (11)
                                                                   -----------------       ------------------
Net cash provided by (used in) all activities                                  1,367                   (1,239)

Cash and cash equivalents beginning of the period                                923                    2,290
                                                                   -----------------       ------------------
Cash and cash equivalents at end of period                         $           2,290       $            1,051
                                                                   =================       ==================

                                                                      EXHIBIT A2


                          CATALYST VIDALIA CORPORATION

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                                           Additional
                                           Shares                             Paid
                                         of Common           Common            In              Retained
                                           Stock             Stock           Capital           Earnings              Total
                                        -----------        ---------       ----------          --------            ---------
Balance December 31, 2002                    10            $       -       $        -          $ 47,133            $  47,133

Net income                                                                                        9,205                9,205
                                        -------            ---------       ----------          --------            ---------

Balance December  31, 2003                   10                    -                -            56,338               56,338

Net income                                                                                       15,091               15,091

Dividend to CVHC                                                                                 (8,500)              (8,500)
                                        -------            ---------       ----------          --------            ---------
Balance December 31, 2004                    10            $       -       $        -          $ 62,929            $  62,929
                                        =======            =========       ==========          ========            =========

                                                                       EXHIBIT B


                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2004
                      ------------------------------------

                                            State of                   Location of
Name                                        Incorporation              Business          Nature of Business
----                                        -------------              -----------       ------------------
Ronald W. Cantwell                          N/A                        N/A               100% ownership of The Catalyst Group, Inc.
     (Individual)

The Catalyst Group, Inc.                    Louisiana                  Edison, NJ        100% ownership of Catalyst Vidalia
                                                                                         Acquisition Corporation.

Catalyst Vidalia Acquisition                Louisiana                  Edison, NJ        100% ownership of Catalyst Vidalia Holding
  Corporation ("CVAC")                                                                   Corporation and the sole member of Century
                                                                                         Power, LLC.

Century Power, LLC                          Louisiana                  Edison, NJ        Owns 100% of the CVHC Participating
                                                                                         Preferred Stock

Catalyst Vidalia Holding                    Louisiana                  Edison, NJ        100% ownership of Catalyst Vidalia
  Corporation ("CVHC")                                                                   Corporation and the sole member of Vidalia
                                                                                         Holding, LLC.

Vidalia Holding, LLC                        A Louisiana                Edison, NJ        Limited Partner of Catalyst Old River
                                            Limited Liability                            Hydroelectric Limited Partnership with a
                                            Company                                      25% undivided interest.

Catalyst Vidalia Corporation                Louisiana                  Edison, NJ        General Partner of Catalyst Old River
                                                                                         Hydroelectric Limited Partnership with 50%
                                                                                         undivided interest in and 100% voting
                                                                                         interest in such partnership.

Catalyst Old River Hydroelectric            A Louisiana Limited        Vidalia, LA       Lessee of a 192 megawatt hydroelectric
  Limited Partnership                       Partnership                                  facility in Concordia Parish, Louisiana.

Catalyst Construction Corporation           Delaware                   --                Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction                Delaware                   --                Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation        Delaware                   --                Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines                Connecticut                --                Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation         Delaware                   --                Inactive, owned 100% by CVAC